BCB BANCORP, INC.

104-110 Avenue C

Bayonne, New Jersey 07002

November 6, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Dietrich King

Re:	BCB Bancorp, Inc.
Registration Statement on Form S-4 Filed September 5, 2017 File No. 333-220350

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, BCB Bancorp, Inc. (the “Company”) hereby requests that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 2:30 p.m. Eastern Time on Tuesday, November 7, 2017, or as soon as possible thereafter.

Should you have any questions or comments regarding the foregoing, please call the Company’s counsel, Michael P. Reed, or Christopher J. DeCresce of Covington & Burling, LLP, who can be reached at (202) 662-5988 or (212) 841-1017, respectively.

Very truly yours, BCB Bancorp, Inc.

By:	/s/ Thomas Coughlin
Name:	Thomas Coughlin
Title:	President and Chief Executive Officer